UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	October	2024
Commission File Number	001-41722

METALS ACQUISITION LIMITED
(Translation of registrant’s name into English)

3rd Floor, 44 Esplanade, St. St. Helier, Jersey, JE49WG Tel: +(817) 698-9901
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Notice of 2024 Annual General Meeting
99.2	Form of Proxy Card
99.3	CDI Voting Instruction Form

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METALS ACQUISITION LIMITED
(Registrant)

Date:	October 18, 2024	By:	/s/ Michael James McMullen
			Name:	Michael James McMullen
			Title:	Chief Executive Officer